Exhibit 99(h)(3)(b)

AMENDMENT AGREEMENT

AGREEMENT, effective as of July 1, 2007 by and between TCW Funds, Inc. (formerly TCW Galileo Funds, Inc.) a Maryland Corporation (the “Fund”) and INVESTORS BANK & TRUST COMPANY, a Massachusetts trust company (the “Bank”).

WHEREAS, the Fund and the Bank entered into a Securities Lending Agency Agreement dated as of March 1, 1999 (the “Securities Lending Agreement”);

NOW, WHEREAS, in consideration of the premises and of the mutual covenants and agreements herein set forth, the parties hereto agree as follows:

1. Amendment of the Securities Lending Agreements.

(a)	Section 5.7 in the “Securities Lending Agreement” is hereby amended and replaced as follows:

5.7 Agent’s Fee. In connection with each Securities loan hereunder the Lender shall pay to the Bank a fee equal to 20% of (a) net realized income derived from Approved Investments, plus (b) any Securities Loan Fee paid or payable by the Borrower, minus (c) any Rebate paid by the Bank to the Borrower. The Bank is authorized, on a monthly basis, to charge its fee and any other amounts owed by the Lender hereunder against the Account and/or Collateral Account.

2.	Miscellaneous.

(a)	Except as amended hereby, the Securities Lending Agency Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each party hereto has caused this Amendment Agreement to be executed by its duly authorized officer, as the case may be, as of the date first written above.

INVESTORS BANK & TRUST COMPANY

By:	/s/
Name:	Stephen DeSalvo
Title:	Managing Director

TCW FUNDS, INC.

By:	/s/
Name:	Philip K. Holl
Title:	Secretary